

Likeable Local, Inc.

Cross-channel, social media automation software built for small businesses. Edit Profile

$500	$8,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Website: http://likeablelocal.com

Social Media Platforms | SaaS Platform | South Portland

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Likeable Local, Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 6.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Likeable Local, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Annualized Revenue Run Rate	Customers
$2.8M	1,157

- 1,157 customers currently each paying up to $999 per month
- Investors include Dave McClure (500 Startups), Lighter Capital, and Verne Harnish (Founder of Entrepreneurs' Organization and Gazelles)
- Recurring revenue on proprietary Software-as-a-service (Saas) products; High gross margin (80%)
- CEO has social media and email following of over 750,000 people and wrote NY Times bestseller Likeable Social Media which has sold over 100,000 copies
- $100 billion addressable small business market

- Round Size: US $1,500,000
- Raise Description: Series A
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $8,000,000
- Target Minimum Raise Amount: US $500,000
- Offering Type: Side by Side Offering

Likeable Local is changing the way small businesses manage their social media through the use of automation software to increase customer engagement and drive word-of-mouth referrals.

Likeable Local provides a proprietary suite of small-to-medium business ("SMB") SaaS (software as a service) solutions for optimizing their social media presence across networks such as Facebook, Twitter, LinkedIn, and Instagram. We provide an automated, easy-to-use platform that SMBs can use to maximize engagement on their social media pages. The service also includes subscriptions to appropriate content to use on their feeds, integration to boost and post Facebook ads, as well as access to performance measurement tools. Likeable Local is headquartered in New York, NY and Portland, ME.

Pitch Deck



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Product & Service

Likeable Local is empowering small business owners with the tools they need to create, execute, and maintain a healthy social media following. Our vision is to be the social media solution of choice for over 1 million small businesses.

The problem is simple: small business owners, more often than not, don't have the time, money, skills, or resources to run and execute strong social media campaigns for their businesses. They know they need to have social media as part of their marketing strategy, but it's overwhelming. Likeable Local has created a comprehensive and inexpensive software solution to take the heavy lifting out of social media management.

Our streamlined suite product/tool save Likeable Local's customers time and energy so they are able to focus on running their businesses by utilizing our proprietary softwaree that saves them hours per week. We offer a comprehensive suite of services that help SMBs improve their social media presence. Our platform enables SMBs to:

1. Share content and stories easily

Likeable Local customers choose from a pool of over 20,000 industry-specific content pieces across over 60 categories. Our software automatically distributes their selections across the major social media channels (including Facebook, Twitter, LinkedIn, and Instagram) multiple times a week.

2. Generate referrals and leads

Using Likeable Local's Offer Pages (customizable online forms), customers are able to generate and track new leads and referrals through the software.

3. Manage reputation

With Likeable Local's "listening" technology, small business owners can track who is talking about their business or industry across multiple social media channels and easily respond via the software.

4. Amplify reach by applying proprietary TURBOPOST (™)

Likeable's "secret sauce" is TURBOPOST technology, which can turn every post into an advertisement on Facebook for a 36-hour period, and depending on user's settings, can also post to LinkedIn and Twitter to increase the likelihood that people will see them. *effectiveness of every post based on management opinion

5. Stay up to date on marketing best practices

For us, education is key to the long-term effectiveness of our suite of products. We provide our customers full access to a library of social media and digital marketing resources including webinars, ebooks, white papers, and online consulting sessions.

6. Measure growth and results

It's easy to track and see results through Likeable Local's dashboard. Small businesses can - at a glance - see how many followers, engagements, likes, comments, shares, and leads they've received.

TESTIMONIALS

"So far I am very enthusiastic about what we are putting online. So very happy to be working with Likeable Local in such a short period of time. Getting very good feedback from everyone who is seeing what we are posting."

- Jeannine Williams Design, Interior Design - Customer

"Likeable has saved me a huge amount of time in looking for and brainstorming fun content to share with our community. Using the idea library has been so helpful for me! I was trying to do social media myself, until a business coach said, if you looked at your resume, would you ever hire yourself for your social media marketing? Of course the answer was 'no'! I'm getting more benefit from working with you than I did with a freelance PR rep too, and at a much more affordable rate."

- Barbara Schwartz, Accu Weight-Loss - Customer

"Likeable Local has been terrific throughout this initial phase and very responsive to our needs, questions, and ideas. We're very impressed with engagement levels."

- Dean Kessel, Owner of Toast Cafe of Cary - Customer

"Likeable is an awesome app. It's helped me focus on where I need to be in social media. The custom content has been revolutionary for my practice."

- Dr. Kenneth Redcross - Customer

"Likeable has helped encourage more of our current customers to 'like' our Facebook page, and a few new patients have cited our Facebook page and ads as the sole way they heard about us. I've noticed the biggest responses on the page come from interactive posts and posts that include our own patients or staff members. Partnering with Likeable has helped me tremendously because I am a very busy office manager and don't always have the time to search for online content to post."

- Dr. Ackerman and Dr. Townson - Customer

*Disclaimer: The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Gallery





Dr. Redcross and Likeable Local. * Disclaimer: This video is a promotional video of the Company and any mention of quality deals is subjective on the part of the Company and is not a recommendation of SI Securities. In addition, this video may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Media Mentions

     



Team Story

In 2006, Dave Kerpen co-founded Likeable Media, a social media marketing firm helping major brands leverage the power of word-of-mouth at scale. While innovating for these big brands was exciting, Dave had a growing passion for helping small businesses, who frequently reached out to Likeable Media for social media help but couldn't afford to hire an agency. Dave realized that small businesses don't have the time, money, skills, or resources to manage social media for their business - but they know they have to do something!

To help provide education and guidance for businesses of any size, Dave wrote Likeable Social Media, which became a New York Times bestseller, and became a key member of the LinkedIn Influencer program, a writer for Inc. Magazine, and many other publications. But telling people how to succeed on social media is one thing, and helping them actually do it is another.

So in 2013, Dave started Likeable Local, a deviation from Likeable Media, whose mission was to transform small businesses into #LikeableBusinesses by leveraging the power of social media. In partnership with our CTO, Hugh Morgenbesser, our tool Likeable Hub was born as the first easy and effective social media software for small businesses. We've taken everything Dave and his first team learned from driving results for some of the biggest brands on the planet and packaged it into the affordable Likeable Hub platform and mobile app that truly makes social media automated for small businesses.

In 2015, Likeable Local brought on Mark Brooks, who had extensive experience working with software as a service companies. Mark began as the Vice President of Sales and is the Chief Operating Officer of the company. Mark oversees all departments including sales, marketing, customer success, and the development team. We also launched our partner program which allowed us to scale faster, working directly with agencies and consultants who bring our software to their small business clients.

Meet the Founders



Dave Kerpen
FOUNDER AND CEO

Dave Kerpen is the the founder and CEO of Likeable Local, the co-founder and Chairman of Likeable Media, the NY Times Bestselling author of three books, the #1 LinkedIn Influencer of all time in page views, ahead of Bill Gates, Jack Welch, Mark Cuban and Barack Obama, and the proud father of Charlotte, Kate, and Seth Kerpen.

Key Team Members



Mark Brooks
COO



Hugh Morgenbesser
CTO



Alan Lipoff, CPA
CFO

Notable Advisors & Investors



Dave Mcclure
Investor, Founding Partner, 500 Startups



Maurice Reznik
Investor, CEO, Intimates USA, UK, President USA



Tom DiBenedetto
Investor, Partner, Fenway Sports Group



Verne Harnish
Investor, Founder, Entrepreneurs' Organization (EO)



Don Douglas
Investor, Managing Director, Geekdom Fund



Milind Mehere
Advisor, Founder/CEO @YieldStreet, Co-founder @Yodle



Mark Roberge
Advisor, Senior Lecturer @HarvardHBS; Former CRO @HubSpot; Best selling author



Ed Zuckerberg
Advisor, Dental Practice Management & Social Media Consultant at Painless Social Media

Q&A with the Founder

Q What are the driving forces and strategy to grow revenues to $4M+ in 2017?

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Likeable Local, Inc.: The driving growth thru 2017 includes several the following: (1) Increased marketing spend on Social media marketing. We know from experience that this will drive up inbound leads greatly, thus resulting in additional sales; (2) Hiring additional account reps for selling. basically taking our AE head count from 14 to 21/22 by end of the year; (3) initiating a partner program at three levels and hiring a business development person to manage this program to sell to enterprise organizations and agencies.

Q What kind of customers are included in the 1,200+ SMBs that you have?

:

Likeable Local, Inc.: 1200 SMB's are very evenly distributed, no customer is more than 1% of revenues. Additionally, customer economics are split among the 3 pricing tiers.

Q What is Turbopost?

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Likeable Local, Inc.: This is used via Facebook API and turns posts into boosted ads on Facebook. For example, we are able to target friends and families of followers / consumer in various zip codes within 48 hour periods which allows Facebook reach to relevant audiences where as Facebook organic reach has 0% success.

Q What are Offer pages?

:

Likeable Local, Inc.: This is our latest feature and differentiates us from competitors. We track leads on social media to drive leads. Offer pages are live on the Likeable Hub with Company created URLs. These link to social media presences & generate leads via ads. Here are some Offer Page examples https://sites.likeablehub.com/wildspiritevents; https://sites.likeablehub.com/zootshootphotographers; https://sites.likeablehub.com/GotDurangohomes .

Q Describe your sales processes.

:

Likeable Local, Inc.: Our COO built rigor into our sales systems which follows a timeline to train sales reps in months 1 – 6 and then to enforce a minimum sales targets. In this way, we are able to forecast MRR by number of reps.

Q What does churn look like?

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Likeable Local, Inc.: Churn is the biggest challenge of the business. SMBs struggle to show direct correlation between social media advertising and sales and we see the highest churn percentage when they do not see ROI on our products. This is why we built offer pages to show ROI of our product.

Q What are Partners?

:

Likeable Local, Inc.: Partners resell our product to multiple clients and help scale our business; the only downside is less control and visibility on end users. Partners include agencies and consultants. Their receive discounts depending on number of clients but are typically selling our product selling to them for $99 for expert, $249 for pro, and $499 for concierge (discounted rates that allow the partners to resell to clients at retail rates).

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Series A	Series A
Round size	US $1,500,000	US $1,500,000
Minimum investment	$20,000	US $500
Target minimum	US $500,000	US $500,000
CF Offering Cap	While Likeable local is offering up to $1,500,000 worth of securities in its seed round, only up $1,000,000 of that amount may be raised through Regulation CF.	While Likeable local is offering up to $1,500,000 worth of securities in its seed round, only up $1,000,000 of that amount may be raised through Regulation CF.
Closing Amount	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by July 31, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by July 31, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

Use of Proceeds



If Minimum Amount Is Raised   If Maximum Amount Is Raised

● Executive compensation   ● Sales   ● Development   ● Executive compensation   ● Sales   ● Development

Investor Perks

- Invest $2,500: 50% off Expert Subscription for the small business of your choice

- Invest $5,000: 50% off Expert or Pro Subscription for the small business of your choice, Likeable (foam) Thumb

- Invest $10,000: 50% off Expert, Pro, or Concierge Subscription for the small business of your choice, Likeable (foam) Thumb, copy of "Likeable Social Media"

- Invest $25,000: 50% off Expert, Pro, or Concierge Subscription for the small business of your choice, Likeable (foam) Thumb, signed copy of all of Dave Kerpen's books

- Invest $50,000: 50% off Expert, Pro, or Concierge Subscription for the small business of your choice, Likeable (foam) Thumb, signed copy of all of Dave Kerpen's books, 1-on-1 social media coaching session/meet and greet with Dave Kerpen at a location of your choice.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Financial Statements

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. Likeable Local Inc. was formed in January 2013. Likeable Local has been in operation since 2013.

In the following paragraphs, we include a discussion of our financials, which have been reviewed by a US accountant (Independent Accountant's Review Report dated March 15, 2017).

Financial condition



EDIT PROFILE   SHARE

Likeable Local Inc. began operations in January 2013. We are an early stage company and are dependent on additional financing, including this offering, in order to have the funds to develop our products and services.

Highlights

Overview

Pitch Deck

Product & Service

Team Story

Q&A with Founder ▸

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Risks & Disclosures

Data Room

Results of Operations

The company's Independent Accountant's Review Report provides that the company's financials were prepared on a going concern basis, which do not include any adjustments that might result from uncertainty about our ability to continue as a going concern.

For the fiscal year ended December 31, 2015, the company generated $1,868,045 in net revenues with a cost of net revenues of $694,275 for a gross profit of $1,173,770. For the fiscal year ended December 31, 2016, the company generated $2,682,151 in net revenues with a cost of net revenues of $743,606 for a gross profit of $1,938,545. During this period our gross profit increased by $764,775, which is mainly attributable to our increase in net revenues due to the retention of current customers and the acquisition of new customers. The cost of revenues remained relatively more constant.

The company's operating expenses consist of sales and marketing, general and administrative, and research and development. For the years ended December 31, 2015 and December 31, 2016, the company's total operating expenses were $2,454,233 and $2,671.704, respectively. The company's increase in operating expenses was due to compensation, benefits, and administrative costs. The company recorded interest expense of $277,998 for the fiscal year ended December 31, 2015 and $153,025 for the fiscal year ended December 31, 2016, the decrease is mainly due to reorganization of interest expense related to convertible notes and changes in interest rates.

As a result of the foregoing, our net losses for 2015 and in 2016 were $1,433,488 and $1,011,157, respectively.

Liquidity and Capital Resources

As of December 31, 2016, the company had total assets in the amount of $320,706 and available cash was $150,891.

We anticipate that the offering of securities under Regulation CF will expand the company's available cash resources. At the current average burn rate of approximately $84,000 per month, we estimate that the company will have a runaway of approximately 12 months.

Based on our cash flow projection, we do not foresee a future need for financing. We anticipate that this round together with the proceeds from our concurrent Rule 506(c) offering should get us through 2017 and profits will fund us after such time based on our projections.

Recent Trends; Operations since Date of Financial Statements

In the first quarter of 2017, the company had $551,812 in profits (revenues net of cost of revenues) and $665,141 in total operating expenses. Including the interest expenses, the net loss for this period was $113,329. The company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities.

Indebtedness

In October 2015, we leased equipment with the option to purchase for $47,323 from Apple Financial Services. We are currently paying monthly installments of $1,183.09 on this loan. The principal balance is due and payable in full on October 22, 2018. The agreement is subject to the terms and conditions of a lease agreement, which contains positive and negative covenants.

In June 2015, February 2016, and December 2016 we borrowed $500,000, $100,000, and 113,202, respectively, for a combined loan amount of $713,202 with a variable interest rate from Lighter Capital. The principal balances and all accrued but unpaid interest thereon are due and payable in full on June 8, 2020. The loan agreements are subject to the terms and conditions of credit agreements, which contain positive and negative covenants. As part of the terms and conditions of the loan, the proceeds of this loan are only to be used for marketing or other business growth purposes. The loan terms and conditions prohibit the proceeds to be used for the purpose of repaying any debt. Interest expense for all Lighter Capital arrangements totaled $101,241 and $26,205 for the years ended December 31, 2016 and 2015, representing effective annual interest rates of 17% and 11%. As of December 31, 2016, the total principal amount outstanding under all Lighter Capital arrangements was $642,035.

As of December 31, 2016 and 2015, outstanding principal on the convertible notes discussed below totaled $2,915,596 and $2,344,320 of which $200,000 was due to a related party at each date. With the original term of all notes being one year, we deem convertible notes in their entirety to be short-term in nature. Accrued interest related to these convertible notes totaled $368,441 and $208,335 as of December 31, 2016 and 2015. The company recognized $160,106 and $122,170 of interest expense related to the convertible notes during 2016 and 2015.

Recent offerings of securities

At inception, the company granted 5,000,000 common shares to the David Kerpen, CEO. In April 2016, a stock option was exercised into 14,315 shares of common stock for $1,842 to Nicole Kroese in reliance on Section 4(a)(2) under the Securities Act.

Between May 2013 and December 2014, the company issued 26 convertible promissory notes for total principal of $1,560,965. The notes bear simple interest of 6% per annum and require no payments until maturity. These notes matured between May 2014 and February 2015, and are therefore in default as of December 31, 2016 and 2015. Management is currently in the process of seeking term extensions with the noteholders. During this period, the notes continue to accrue interest. Of these notes, $858,500 are subject to a valuation cap of $3,000,000, $602,465 are subject to a valuation cap of $6,000,000, and $100,000 are subject to a valuation cap of $10,000,000.

During 2015, the company issued nine convertible promissory notes for total principal of $783,355. The notes bear simple interest of 6% per annum and require no payments until maturity. These notes had original scheduled maturities between January and December 2016, and are therefore in default as of December 31, 2016. Management is currently in the process of seeking term extensions with the noteholders. During this period, the notes continue to accrue interest. These notes are subject to a valuation cap of $10,000,000.

During 2016, the company issued seven convertible promissory notes for total principal of $571,276. The notes bear simple interest of 6% per annum and require no payments until maturity. These notes mature between January and August 2017.

Of these convertible notes, $100,000 in principal amount is subject to a valuation cap of $10,000,000 and the remaining $471,276 is subject to a valuation cap of $5,000,000. The proceeds from the convertible notes were used for general business expenses.

Valuation

The company determined the share price of the Series Seed Preferred Stock offered in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

There are over 27 million small businesses in the Unites States who collectively spend over $100 billion in marketing and advertising every year. In 2017, analysts predict a 26.3% global increase in spending for social media ads. With social media growing globally, we offer a solution to make social media advertising work for small business owners.

While there are over 50 million small businesses using Facebook for marketing, many of those businesses struggle to find the return on their investment of time and money in Facebook and other social networks. The typical small business owner using Facebook can be overwhelmed because he simply doesn't have the time to manage Facebook and other social networks. He may be too busy with customers, with prospects in his storefront, and managing all the very challenging aspects of running a small business to worry about Facebook advertising, content for Twitter, and to listen to what his prospects are saying online. We believe it's that challenge that we solve with our software, that makes it much simpler to manage all aspects of online and social media marketing for a small business.

There are many companies trying to serve small businesses in online marketing and we believe they are not doing it well. One of the challenges is that some companies serving SMB's in online marketing do one thing really well (e.g. Buffer - social media scheduling; Constant Constant - email; Canva - content design; Squarespace - websites). But small businesses don't have the time to manage several different tools. Likeable Local has built-in TURBOPOST (™) technology which has the ability to turn single social media posts into a paid ad on Facebook. Another competitive advantage is our Partner Program which makes it easy for agencies to re-sell our platform and even white-label our platform.

We believe there's huge opportunity for a company like Likeable Local to help manage all aspects of online and social media marketing for a small business.

Risks and Disclosures

This is an early stage company. It has limited history, clients, and revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price products right and sell it to enough people that the company will succeed. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

We have a small management team. We depend on the skills and experience of a small management team. If the company is not able to call upon any of these people for any reason, its operations and development could be harmed.

We are likely to operate at a loss for some time. While we aim to be cash flow positive after this raise, we are currently operating at a net loss. Our ability to become profitable depends on success in selling our products to customers, as well as our ability to form strategic partnerships with social media platforms. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether we are successful. There can be no assurance that we will ever become profitable. If we sustain losses over an extended period of time, we may be unable to continue in business.

The company will depend on revenue from its software product. The company will only succeed (and you will only make money) if there is sufficient demand for this product, people think it's better than the competition's product, and the company has priced the product at a level that allows the company to make a profit and still attract business. The company is vulnerable in general to any developments that affect the software and social media industry as a whole, and particularly vulnerable to any developments that affect the social media platforms with which it does business.

The company is controlled by its officers and directors. David Kerpen, founder and CEO, currently holds the majority of the company's voting securities, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. Investors in this offering will not have the ability to control actions by the company.

Immediate Dilution. In the event that outstanding convertible promissory notes aggregating approximately $3,330,000 (including accrued interest) convert into equity of the company in connection with the closing, you will suffer immediate dilution of your ownership percentage due to favorable conversion terms enjoyed by such noteholders. In some cases, these notes will convert into a combination of Preferred Shares and Common Stock at a pre-money valuation of approximately $2,329,000. If certain investment thresholds are not met, then certain of the notes will convert into Common Stock pursuant to their terms upon maturity, again in some cases at a pre-money valuation of approximately $2,329,000.

The trends that we are anticipating in the social media area may not happen. The use of social media may decrease. Social media marketing spending may not grow as quickly as anticipated. We may not be able to adapt to changes in the industry as quickly as we anticipate.

Unauthorized access to the company's records, systems, and technology will expose the company to litigation, reputational, and financial risk. The company uses third party social media platforms and cloud-based systems to store customer information. The company's records, systems, and technology are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in the services and operations, and loss, misuse, or theft of data. Additionally, problems faced by third party providers of the company's platforms and cloud-based systems could harm the company. The company's insurance may not cover some or all of these risks.

We rely on certain technology and intellectual property. We have applied for a trademark for Turbopost, our technology for automatically turning Facebook posts into ads. We would not be able to operate as anticipated without the Turbopost intellectual property rights.

We have outstanding loans. We have entered into two business loan agreements to finance software tools, development and various operating costs. Likeable Local owes monthly payments on these loans through July 2020. Likeable Local has entered into an equipment loan agreement to lease various equipment required for operations. Likeable Local owes monthly payments on that lease through October 2018.

Our financial review includes a "going concern" note. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time

The company will likely need more money. The company might not sell enough Preferred Shares to meet its operating needs and fulfill its plans, in which case it may cease operating, which could lead to the total loss of your investment. Even if it sells all the Preferred Shares it's offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

We will need more people to join our company.

We will need additional executive officers and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that bring value to the company. There are no guarantees that we will be able to find the right people for the job.

We have a number of competitors more established than we are.

There are other companies providing services similar to ours. Some of these companies are large established companies with resources far superior to ours. Accordingly, they may be able to attract customers and clients faster than we can.

You will have limited rights. Investors who invest less than $50,000 in this offering will be considered non-major purchasers under the terms of the purchase agreement that they will execute and will not be granted participation rights in future offerings or inspection rights, and will receive more limited information than Major Purchasers.

We still need to create the Series Seed Preferred Shares. Though we are selling Series Seed Preferred Shares in this offering, we have yet to authorize those shares and will need to take several corporate actions in order to do so, including amending our Certificate of Incorporation. This will need to be completed prior to any closing.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The stock investment agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing Preferred Shares in this offering, you agree to be bound by the dispute resolution and class action waiver provisions found in Sections 8.11 and 8.12 of the purchase agreement. Those provisions apply to claims regarding this offering. Any debate about the terms of the Series Seed Preferred Shares will be governed by the Delaware General Corporation Law as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflict of law principles.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
⟩ 🗀 Pitch Deck and Overview (2 files)	Sep 1, 2016	Folder
⟩ 🗀 Product or Service (6 files)	Sep 1, 2016	Folder

developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.